Exhibit 99.3

GFL Environmental Inc.

Consolidated Financial Statements

For the year ended December 31, 2025

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of GFL Environmental Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GFL Environmental Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value measurement of acquired intangible assets and acquired landfill assets

As discussed in note 3 to the consolidated financial statements, the Company acquired 20 businesses during 2025 for total purchase consideration of $954.6 million, including intangible assets of $356.5 million and property and equipment of $264.6 million. As discussed in note 6, property and equipment included landfill assets from acquisitions via business combinations of $47.5 million. As discussed in note 2, the determination of the fair value of the acquired intangible assets and acquired landfill assets requires the Company to make significant estimates and assumptions, which include, among others, future expected cash flows and discount rates.

We identified the evaluation of the fair value measurement of acquired intangible assets and acquired landfill assets as a critical audit matter. Specifically, the assessment of future expected cash flows and the determination of the discount rates to be applied to the cash flows involved a high degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s acquisition date valuation process. This included certain controls related to the determination of future expected cash flows attributable to the intangible assets and landfill assets, and the discount rates to be applied to the future expected cash flows. For certain acquisitions, we compared the future expected cash flows to historical results for the entities, the Company’s historical consolidated cash flows, and publicly available market data. In addition, for certain acquisitions, we involved valuation professionals with specialized skills and knowledge who assisted in:

‒	evaluating the discount rate to be applied to the future expected cash flows associated with the acquisitions by developing an independent range of discount rates using publicly available market data
‒

reconciling the discount rates to be applied to the future expected cash flows for acquired intangible assets and acquired landfill assets to the weighted average returns on net assets and internal rates of return.

Landfill closure and post-closure obligations

As discussed in note 9 to the consolidated financial statements, the Company’s landfill closure and post-closure obligations totaled $1,170.5 million as of December 31, 2025. As discussed in note 2, the determination of the obligations requires the Company to make significant estimates and assumptions. The significant assumptions include the estimated future expenditures of landfill capping, closure, and post-closure activities.

We identified the evaluation of landfill closure and post-closure obligations as a critical audit matter. Specifically, the assessment of estimated future expenditures of landfill capping, closure, and post-closure activities required a high degree of subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s landfill closure and post-closure obligations process. This included a control related to management’s evaluation of each landfill-specific asset retirement obligation and the associated future expenditures. We evaluated the professional qualifications and competence of the internal and third-party specialist engineers who prepared the estimated future expenditures. We compared a selection of estimated future expenditures to supporting documentation, including historical costs incurred at the landfill or at similar landfills and quotes for landfill capping, closure, and post-closure activities obtained from third parties.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2021.

Toronto, Canada

February 18, 2026

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416 777 8500

Fax 416 777 8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of GFL Environmental Inc.

Opinion on Internal Control Over Financial Reporting

We have audited GFL Environmental Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, GFL Environmental Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired businesses during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, internal control over financial reporting associated with 5.4% of total assets and 1.8% of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the acquired businesses during 2025.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Annual Report on Internal Control Over Financial Reporting included in Management‘s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 18, 2026

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

		Year ended December 31,
	Notes	2025	2024(1)
Revenue	15	$6,615.9	$6,138.8
Expenses
Cost of sales		5,248.6	5,010.0
Selling, general and administrative expenses		967.4	864.5
Interest and other finance costs	11	595.2	665.8
Gain on sale of property and equipment		(91.1)	(2.7)
(Gain) loss on foreign exchange		(256.9)	291.2
Loss on divestitures		8.6	481.8
Change in value on Call Option	3	60.0	—
Other		(181.8)	(29.7)
		6,350.0	7,280.9
Share of net (loss) income of investments accounted for using the equity method		(39.0)	18.2
Income (loss) before income taxes		226.9	(1,123.9)
Current income tax recovery		(0.7)	(16.4)
Deferred tax recovery		(13.5)	(210.0)
Income tax recovery	13	(14.2)	(226.4)
Net income (loss) from continuing operations		241.1	(897.5)
Net income from discontinued operations	23	3,572.3	159.8
Net income (loss)		3,813.4	(737.7)
Less: Net loss attributable to non-controlling interests		(20.7)	(15.0)
Net income (loss) attributable to GFL Environmental Inc.		$3,834.1	$(722.7)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		(484.2)	544.1
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		9.1	(4.3)
Fair value movements on cash flow hedges, net of tax		36.0	(44.8)
Share of other comprehensive income (loss) of investments accounted for using the equity method		2.3	(1.2)
Reclassification to net income (loss) of foreign currency differences on divestitures		(0.8)	(26.5)
Other comprehensive (loss) income		(437.6)	467.3
Comprehensive loss from continuing operations		(196.5)	(430.2)
Comprehensive income from discontinued operations	23	3,395.8	159.8
Total comprehensive income (loss)		3,199.3	(270.4)
Less: Total comprehensive (loss) income attributable to non-controlling interests		(31.4)	4.8
Total comprehensive income (loss) attributable to GFL Environmental Inc.		$3,230.7	$(275.2)

Basic income (loss) per share	14
Continuing operations		$0.57	$(2.53)
Discontinued operations		9.67	0.42
Total operations		$10.24	$(2.11)
Diluted income (loss) per share	14
Continuing operations		$0.56	$(2.53)
Discontinued operations		9.43	0.42
Total operations		$9.99	$(2.11)

(1)Comparative figures have been re-presented, refer to Note 2 and 23.

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	December 31, 2025	December 31, 2024
Assets
Cash		$85.6	$133.8
Trade and other receivables, net	4	802.0	1,175.1
Income taxes recoverable		96.0	86.0
Prepaid expenses and other assets	5	180.6	300.7
Current assets		1,164.2	1,695.6

Property and equipment, net	6	7,324.3	7,851.7
Intangible assets, net	7	1,757.0	2,833.2
Investments accounted for using the equity method	3	1,898.0	344.4
Other long-term assets	3	256.8	207.4
Deferred income tax assets	13	—	209.3
Goodwill	7	6,894.9	8,065.8
Non-current assets		18,131.0	19,511.8
Total assets		$19,295.2	$21,207.4

Liabilities
Accounts payable and accrued liabilities	8	$1,888.3	$1,880.2
Income taxes payable		5.7	—
Long-term debt	10	—	1,146.5
Lease obligations	12	59.9	69.4
Due to related party	21	—	2.9
Landfill closure and post-closure obligations	9	44.0	51.7
Current liabilities		1,997.9	3,150.7

Long-term debt	10	7,422.6	8,853.0
Lease obligations	12	450.6	477.2
Other long-term liabilities		34.5	41.6
Deferred income tax liabilities	13	777.7	464.5
Landfill closure and post-closure obligations	9	1,126.5	998.7
Non-current liabilities		9,811.9	10,835.0
Total liabilities		11,809.8	13,985.7

Shareholders’ equity
Share capital		7,008.4	9,938.0
Contributed surplus		205.7	151.3
Retained earnings (deficit)		229.5	(3,573.5)
Accumulated other comprehensive (loss) income		(140.8)	462.6
Total GFL Environmental Inc.’s shareholders’ equity		7,302.8	6,978.4
Non-controlling interests		182.6	243.3
Total shareholders’ equity		7,485.4	7,221.7
Total liabilities and shareholders’ equity		$19,295.2	$21,207.4

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
								Total equity
		Share			(Deficit)	Cash flow		attributable	Non-	Total
		capital -		Contributed	Retained	hedges,	Currency	to	controlling	shareholders’
	Notes	# of shares	Share capital	surplus	earnings	net of tax	translation	shareholders	interests	equity
Balance, December 31, 2023		407,931,017	$9,835.1	$149.5	$(2,822.6)	$(23.6)	$38.7	$7,177.1	$209.1	$7,386.2
Net loss and comprehensive loss		—	—	—	(722.7)	(49.1)	496.6	(275.2)	4.8	(270.4)
Dividends issued and paid		—	—	—	(28.2)	—	—	(28.2)	—	(28.2)
Contribution from non-controlling interests		—	—	—	—	—	—	—	29.4	29.4
Cancelled shares		(172)	—	—	—	—	—	—	—	—
Share capital issued on exercise of options		119,003	0.8	(0.8)	—	—	—	—	—	—
Share capital issued on settlement of RSUs		2,288,141	102.1	(102.1)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		1,644,022	—	—	—	—	—	—	—	—
Share-based payments	17	—	—	104.7	—	—	—	104.7	—	104.7
Balance, December 31, 2024		411,982,011	$9,938.0	$151.3	$(3,573.5)	$(72.7)	$535.3	$6,978.4	$243.3	$7,221.7

Balance, December 31, 2024		411,982,011	$9,938.0	$151.3	$(3,573.5)	$(72.7)	$535.3	$6,978.4	$243.3	$7,221.7
Net income and comprehensive income		—	—	—	3,834.1	45.1	(648.5)	3,230.7	(31.4)	3,199.3
Dividends issued and paid		—	—	—	(31.1)	—	—	(31.1)	—	(31.1)
Net distribution to non-controlling interests		—	—	—	—	—	—	—	(29.3)	(29.3)
Repurchased and cancelled shares	17	(43,741,452)	(3,026.7)	—	—	—	—	(3,026.7)	—	(3,026.7)
Share capital issued on exercise of share options	17	129,686	0.6	(0.6)	—	—	—	—	—	—
Share capital issued on settlement of RSUs	17	1,741,736	96.5	(96.5)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares	17	875,022	—	—	—	—	—	—	—	—
Share-based payments	17	—	—	151.5	—	—	—	151.5	—	151.5
Balance, December 31, 2025		370,987,003	$7,008.4	$205.7	$229.5	$(27.6)	$(113.2)	$7,302.8	$182.6	$7,485.4

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

		Year ended December 31,
	Notes	2025	2024
Operating activities
Net income (loss)		$3,813.4	$(737.7)
Adjustments for non-cash items
Depreciation of property and equipment	6	1,053.9	1,126.7
Amortization of intangible assets	7	262.2	441.1
Share of net loss (income) of investments accounted for using the equity method		39.0	(18.2)
(Gain) loss on divestitures	23	(4,352.8)	481.8
Other		(181.8)	(27.0)
Interest and other finance costs	11	596.8	674.9
Share-based payments	17	151.5	104.7
(Gain) loss on unrealized foreign exchange		(257.1)	292.3
Gain on sale of property and equipment		(89.9)	(2.2)
Change in value on Call Option	3	60.0	—
Current income tax expense		28.6	25.4
Deferred tax expense (recovery)		778.9	(232.5)
Interest paid in cash		(449.2)	(490.4)
Income taxes paid in cash, net		(34.3)	(43.8)
Changes in non-cash working capital items	18	(57.8)	(17.9)
Landfill closure and post-closure expenditures	9	(45.4)	(37.0)
		1,316.0	1,540.2
Investing activities
Purchase of property and equipment		(1,141.4)	(1,193.0)
Proceeds from disposal of assets and other		58.4	61.3
Proceeds from divestitures		5,811.8	86.0
Business acquisitions and investments, net of cash acquired	3	(983.2)	(649.5)
Distribution received from associates and joint ventures		212.9	10.8
		3,958.5	(1,684.4)
Financing activities
Repayment of lease obligations		(115.0)	(103.8)
Issuance of long-term debt		2,633.2	3,240.5
Repayment of long-term debt		(4,818.9)	(2,906.3)
Proceeds from termination of hedged arrangements		28.0	—
Payment for termination of hedged arrangements		(2.2)	(7.5)
Payment of contingent purchase consideration and holdbacks	3	(5.3)	(30.0)
Repurchase of subordinate voting shares		(2,967.4)	—
Dividends issued and paid		(31.1)	(28.2)
Payment of financing costs		(5.9)	(25.1)
Repayment of loan to related party	21	(2.9)	(5.8)
Distribution to non-controlling interest		(56.4)	—
Contribution from non-controlling interests		27.1	29.4
		(5,316.8)	163.2

(Decrease) increase in cash		(42.3)	19.0
Changes due to foreign exchange revaluation of cash		(5.9)	(20.9)
Cash, beginning of year		133.8	135.7
Cash, end of year		$85.6	$133.8

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.    REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office under the Business Corporations Act (Ontario) is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9 and its executive headquarters is located at 1759 Purdy Avenue, Suite 300, Miami Beach, Florida, 33139.

These audited consolidated financial statements (the “Annual Financial Statements”) include the accounts of GFL and its subsidiaries as at December 31, 2025.

The Board of Directors approved the Annual Financial Statements on February 11, 2026.

2.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

Basis of presentation

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These Annual Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period (see Note 19).

Presentation and functional currency

These Annual Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Basis of consolidation

Subsidiaries are entities controlled by GFL. Control exists when GFL has power over an entity, exposure or rights to variable returns from GFL’s involvement with the entity, and the ability to use its power over the entity to affect the amount of GFL’s returns. The financial accounts and results of subsidiaries are included in these Annual Financial Statements of GFL from the date that control commences until the date that control ceases.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with GFL’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between GFL and its subsidiaries are eliminated in full on consolidation.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method with the results of operations consolidated with those of GFL from the date of acquisition. The consideration for each acquisition is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed and the equity instruments issued by GFL in exchange for control of the acquired company or business. Acquisition-related costs are recognized in the consolidated statement of operations as incurred.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL’s growth strategy is to focus on generating organic growth from all of its operating segments. In addition to organic growth, GFL deploys an active acquisition strategy involving the integration of acquired businesses into each of its operating segments through integration of property and equipment, back office functions, improving route density and realignment of disposal alternatives to effect synergies and maximize profits. Goodwill arising from acquisitions is largely attributable to the assembled workforce of the acquisitions, the potential synergies with the acquiree, and intangible assets that do not qualify for separate recognition.

The determination of the fair values of acquired intangible assets and acquired landfill assets requires GFL to make significant estimates and assumptions. The significant assumptions used to value acquired intangible assets and acquired landfill assets include, among others, future expected cash flows and discount rate.

Discontinued operations

A discontinued operation is a component of GFL’s business which comprises operations and cash flows that can be clearly separated from the rest of GFL, and which represents either a separate major line of business or a geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

The classification as discontinued operations occurs at the earlier of disposal or when the operations meet the criteria to be classified as held for sale. When operations are classified as discontinued operations, the comparative statements of operations and comprehensive income (loss) are re-presented as if the operations had been discontinued from the start of the comparative period. The consolidated statements of cash flows include cash flows of the discontinued operations, and are not re-presented to reflect discontinued operations. The comparative consolidated statement of financial position is not re-presented to reflect discontinued operations.

Effective March 1, 2025, GFL completed the divestiture of its Environmental Services line of business (“GFL Environmental Services”), for an enterprise value of $8.0 billion. Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL Environmental Services which has been presented as discontinued operations. Refer to Note 3 and 23.

Equity accounting for joint arrangements and associates

Associates are entities over which GFL has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Joint arrangements are classified as either joint operations or joint ventures. The classification depends on contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for by GFL using the equity method, after initially being recognized at cost.

An investment is considered to be impaired if there are objective evidences of impairments, as a result of one or more events that occurred after the initial recognition, and those events have negative impacts on the future cash flows of the investment that can be reliably estimated. The investment is reviewed at each balance sheet date to determine whether there is any indication of impairment.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment. Assets are depreciated to residual values over their estimated useful lives, with depreciation commencing when an asset is ready for use. Significant parts of property and equipment that have different depreciable lives are depreciated separately. Judgment is used in determining the appropriate level of componentization.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Depreciation is computed on a straight-line basis, unless otherwise stated, using the following useful lives:

Type of property and equipment	Depreciation term
Buildings and improvements	10 to 30 years or term of lease
Landfills	Units of production
Vehicles	10 to 20 years
Machinery and equipment	3 to 20 years
Containers	5 to 10 years
Right-of-use assets	Shorter of lease term or life of underlying asset(s)

The costs of repair and maintenance activities are recognized in the consolidated statement of operations as incurred. Distinguishing major inspections and overhaul from repairs and maintenance in determining which costs are capitalized is a matter of management judgement.

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the consolidated statement of operations in the period the asset is de-recognized.

Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, GFL will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations.

Assets under development are not depreciated until they are available for use.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost and landfill construction and development costs, incurred during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of either new or landfill expansion permits.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs, is amortized on a per unit basis as landfill airspace is consumed.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus probable future permitted airspace capacity. Future airspace capacity is estimated based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existinglandfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;
●	GFL has a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has been successful in receiving approvals for expansions pursued; however, there can be no assurance that GFL will be successful in obtaining approvals for landfill expansions in the future.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization and impairment, and consist of customer lists, municipal and other commercial contracts, trade name, licenses and permits, non-compete agreements and Certificates of Approvals or Environmental Compliance Approvals (“C of As”). C of As provide GFL with certain waste management rights in the province or state of issuance. C of As that do not expire are considered to have an indefinite life and therefore are not subject to amortization. C of As that relate to a leased facility are amortized over the lease term.

Amortization is based on the estimated useful life using the following methods and rates:

Type of intangible asset		Amortization term
Indefinite life C of As		Indefinite
Customer lists and municipal contracts	Straight-line	5 to 10 years
Trade name, definite life C of As and other assets	Straight-line	1 to 15 years
Non-compete agreements	Straight-line	5 years

Intangible assets with indefinite useful lives are tested at least annually, at the cash-generating unit (“CGU”) level for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization expense is included as part of cost of sales.

Goodwill

Goodwill arising on an acquisition of a business represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired business. Goodwill is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. GFL tests its goodwill for impairment at the operating segment level. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGUs are reduced by the excess on a pro-rata basis. GFL tests goodwill for impairment annually or more frequently if there are indications of impairment.

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Landfill closure and post-closure obligations

GFL recognizes the estimated liability for an asset retirement obligation (“ARO”) that results from acquisition, construction, development or normal operations in the year in which it is incurred. Costs associated with capping, closing and monitoring a landfill or portions of a landfill, after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life. The operating life represents the period over which the landfill receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The determination of the obligations requires GFL to make significant estimates and assumptions. The significant assumptions include the estimates of future expenditures of landfill capping, closure and post-closure activities, which are prepared by internal and third-party engineering specialists and reviewed at least once annually and consider, amongst other things, regulations that govern each site. The estimated liabilities are valued using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s evaluation of current and future economic conditions and the expected timing of these expenditures. Estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Revenue recognition

GFL records revenue when control is transferred to the customer which is the time that the service is provided. Revenue is measured based on the consideration specified in a contract with a customer or consideration agreed by a customer. Revenue excludes amounts collected on behalf of third parties. GFL recognizes revenue from the following major sources:

Collection and disposal

GFL generates revenue through fees charged for the collection of solid waste including recyclables, from its municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to the Consumer Price Index (“CPI”), other waste related indices and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an “on-call” basis, for which revenue is recognized when the service has been provided.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. GFL does not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

In addition to handling GFL’s own collected waste volumes, its transfer stations, material recovery facilities (“MRFs”), landfills and organic waste processing facilities generate revenue from tipping fees paid to GFL by municipalities and third-party haulers and waste generators, processing fees, and the sale of recycled commodities. GFL also operates MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis. Revenue is recognized at the time service is provided.

Share-based payments

Share options issued by GFL as remuneration of its key employees, officers, and directors are settled in subordinate voting shares and are accounted for as equity-settled awards.

GFL has a long-term incentive plan (“LTIP”) to grant long-term equity-based incentives, including options, performance share units (“PSUs”), restricted share units (“RSUs”), and deferred share units (“DSUs”) to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs, RSUs and DSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility, the value of GFL’s subordinate voting shares and the expected average life of the options. GFL believes these models adequately capture the substantive features of the option awards and are appropriate to calculate their fair values.

The fair value of the options determined at the grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Expense related to share-based payments is included as part of selling, general and administrative expense. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital.

The fair value of the RSUs and DSUs granted is based on the closing price of the subordinate voting shares on the day prior to the grant. The fair value of the RSUs and DSUs is recognized as compensation expense over the vesting period.

Compensation expense associated with outstanding PSU is measured using the fair value of GFL’s subordinate voting shares adjusted for future dividends and is based on the estimated achievement of the established performance criteria at the end of each reporting period until the performance period ends, recognized ratably over the performance period. Compensation expense is only recognized for those awards that GFL expects to vest, which it estimates based upon an assessment of the probability that performance criteria will be achieved.

Income taxes

Income tax expense or recovery is comprised of current and deferred income taxes. It is recognized in the consolidated statement of operations, except to the extent that the expense relates to items recognized directly in equity.

A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable income for the period, and any adjustments to taxes payable with respect to previous periods.

The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the consolidated statement of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits are recognized to the extent that it is probable they can be used in the future.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent it is no longer probable that the deferred income tax asset will be recovered.

Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred tax income liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Financial instruments

Classification and measurement

All financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest rate method. GFL determines the classification of its financial assets based on GFL’s business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

GFL’s derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition. Derivatives not designated in a qualified hedge relationship are measured at FVTPL.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in GFL’s own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in the fair value of a financial liability attributable to GFL’s own credit risk, if any, are recognized in other comprehensive income or loss and are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings, upon de-recognition of the financial liability.

All of GFL’s financial assets are categorized within the amortized cost measurement category. All of GFL’s financial liabilities, with the exception of deferred foreign exchange derivatives, are also categorized within the amortized cost measurement category. Deferred foreign exchange derivatives, which qualify for hedge accounting, are categorized within the FVTOCI category.

Impairment

GFL uses a forward-looking Expected Credit Loss (“ECL”) model to determine impairment of financial assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that GFL expects to receive.

For trade receivables, GFL applies the simplified approach and has determined the allowance based on lifetime ECLs at each reporting date. GFL establishes a provision that is based on GFL’s historical credit loss experience, adjusted for forward-looking factors specific to the customers and the economic environment.

Hedge accounting

GFL is exposed to the risk of currency fluctuations and has entered into currency derivative contracts and is exposed to the risk of fuel price fluctuations and has entered into fuel derivative contracts to hedge a portion of this exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. GFL documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. GFL also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Basis of fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

GFL uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	—	quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2	—	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	—

are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Critical accounting judgments and estimates

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expense for the period. Such estimates relate to unsettled transactions and events as of the date of the Annual Financial Statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are applied prospectively.

The following areas are the critical judgments and estimates that management has made in applying GFL’s accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining the fair value of acquired assets and liabilities in business combinations, specifically the fair value of acquired intangible assets and acquired landfill assets;
●	Estimating the amount and timing of the landfill closure and post-closure obligations, specifically the estimated future expenditures associated with landfill capping, closure and post-closure activities; and
●	Determining the key assumptions for impairment testing for long-lived assets.

Foreign currency translation

Functional currency

Items related to GFL’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Foreign operations

GFL’s foreign operations are conducted through its subsidiaries located in the United States of America (“US subsidiaries”), whose functional currency is the United States dollar.

The assets and liabilities of these US subsidiaries are translated into the presentation currency of GFL using the exchange rate at the reporting date. Revenues and expenses are translated at the average exchange rate for the period. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income or loss.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements (IFRS 18) which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. IFRS 18 is effective for annual periods on or after January 1, 2027. GFL continues to evaluate the impact of this new standard.

Certain other new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. For those standards and interpretations applicable to GFL, they are not expected to have a material impact on the Annual Financial Statements in future periods.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.    BUSINESS COMBINATIONS AND INVESTMENTS

For the year ended December 31, 2025, GFL acquired 20 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date for the periods indicated:

	Year ended December 31,
	2025	2024(1)
Net working capital, including cash acquired of $3.6 million and $9.3 million, respectively	$(18.6)	$6.1
Property and equipment	264.6	373.5
Intangible assets	356.5	105.0
Other long-term assets	3.3	—
Goodwill	386.2	119.8
Lease obligations	(4.5)	(0.4)
Other long-term liabilities	(2.3)	(2.4)
Landfill closure and post-closure obligations	(14.9)	(16.5)
Deferred income tax (liabilities) assets	(15.7)	6.1
Net assets acquired	$954.6	$591.2

Non-cash consideration transferred	$2.1	$—
Cash paid	952.5	591.2
Total Consideration	$954.6	$591.2

(1)Comparative figures have not been re-presented.

In addition to the cash consideration noted above, during the year ended December 31, 2025, GFL paid $5.3 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the year ended December 31, 2025, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in net working capital of $5.6 million, a decrease in property and equipment of $95.0 million, an increase in intangible assets of $78.4 million, an increase in other long term assets of $3.3 million, an increase in lease obligations of $0.7 million, an increase in deferred income tax liabilities of $0.5 million and an increase in goodwill of $20.1 million.

Approximately $296.7 million of the goodwill acquired during the year ended December 31, 2025 (all of the goodwill acquired during the year ended December 31, 2024) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $120.4 million and $6.8 million, respectively, attributable to the 2025 acquisitions, are included in these Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Pro forma results of operations

If the 2025 acquisitions had occurred on January 1, 2025, the unaudited consolidated pro forma revenue and income before income taxes for the year ended December 31, 2025 would have been $6,785.5 million and $235.6 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

Investments in Associates and Joint Ventures

The following table presents the carrying value of GFL’s investments accounted for using the equity method for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Investment in associates	$1,782.9	$217.6
Investment in joint ventures	115.1	126.8
	$1,898.0	$344.4

(1)Comparative figures have not been re-presented.

Associates

GFL has accounted for its investments in associates using the equity method.

	December 31, 2025	December 31, 2024
Investment in associates, beginning of year	$217.6	$229.1
Additions	1,706.1	—
Net assets gained on dilution of interests	195.4	—
Share of net loss	(44.7)	(10.3)
Share of other comprehensive loss	(2.3)	(1.2)
Distribution received	(203.8)	—
Changes in foreign exchange	(85.4)	—
Investment in associates, end of year	$1,782.9	$217.6

Effective March 1, 2025, GFL completed the divestiture of GFL Environmental Services for an enterprise value of $8.0 billion. Funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”) and BC Partners Advisors LP (the “BC Funds”) each acquired an approximate 28% equity interest in GFL Environmental Services JV LP (“GES”). GFL retained an approximate 44% non-controlling equity interest in GES, which was initially recognized at $1.7 billion. On September 3, 2025, HPS Investment Partners, LLC (“HPS”) subscribed for an equity interest in GES in exchange for its Paid in Kind notes (“PIK Notes”) of GES. As a result of the subscription by HPS for its approximately 22% interest, our equity investment in GES was reduced to approximately 34% and each of the BC Funds’ and Apollo Funds’ equity investment was reduced to approximately 22%. We have the option to repurchase the balance of the equity of GES within five years of the closing date of the divestiture (the “Call Option”). For the year ended December 31, 2025, GFL recorded a gain on dilution of its interest in GES of $6.5 million included in other ($nil for the year ended December 31, 2024).

The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. As at March 1, 2025 and December 31, 2025, the Call Option had a fair value of $200.0 million and $140.0 million, respectively, with the initial measurement included in gain on divestiture and classified within other long-term assets.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The tables below provide summarized financial information for GFL’s material associate, GES:

	December 31, 2025	December 31, 2024
Current assets	$622.6	$—
Non-current assets	8,542.8	—
Current liabilities	(377.4)	—
Non-current liabilities	(3,897.3)	—
Net assets	$4,890.7	$—
GFL’s share of net assets	1,662.8	—
Changes in foreign exchange	(61.8)	—
Carrying value of investment	$1,601.0	$—

	Year ended December 31,
	2025	2024
Revenue	$1,603.9	$—
Loss from continuing operations	(61.3)	—
Other comprehensive income	7.6	—
Total comprehensive loss	$(53.7)	$—
GFL’s share of total comprehensive loss	$(28.0)	$—

On September 2, 2025, Green Infrastructure Partners Inc. (“GIP”) issued equity to funds managed by Energy Capital Partners, LLC in connection with GIP’s recapitalization. The transaction resulted in a reduction of GFL’s equity investment in GIP to approximately 30.1%. For the year ended December 31, 2025, GFL recorded a gain on dilution of its interest in GIP of $186.7 million included in other ($nil for the year ended December 31, 2024).

Joint Ventures

GFL has invested in certain renewable natural gas (“RNG”) projects through joint ventures. GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

	December 31, 2025	December 31, 2024
Investment in joint ventures, beginning of year	$126.8	$89.9
Contributions	4.2	24.9
Return of capital	(7.0)	—
Share of total comprehensive income	5.7	28.5
Distribution received	(9.1)	(25.9)
Change in foreign exchange	(5.5)	9.4
Investment in joint ventures, end of year	$115.1	$126.8

GFL has also invested in other sustainability projects with strategic partners to construct anaerobic biodigesters. During the year ended December 31, 2025, GFL advanced a loan of $nil ($27.9 million for the year ended December 31, 2024) to these sustainability projects.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.    TRADE AND OTHER RECEIVABLES

The following table presents GFL’s trade and other receivables for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Trade	$773.9	$1,094.5
Unbilled revenue	36.8	84.9
Other	20.3	27.6
Expected credit losses	(29.0)	(31.9)
	$802.0	$1,175.1

(1)Comparative figures have not been re-presented.

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which GFL has not recognized an expected credit loss as there has not been a significant change in credit quality and the amounts are still considered recoverable.

5.    PREPAID EXPENSES AND OTHER ASSETS

The following table presents GFL’s prepaid expenses and other assets for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Prepaid expenses and other assets	$119.7	$193.0
Vehicle parts, supplies and inventory	60.9	107.7
	$180.6	$300.7

(1)Comparative figures have not been re-presented.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.    PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land,			Machinery
	buildings and			and	Assets under		Right-of-
	improvements	Landfills	Vehicles	equipment	development	Containers	use assets	Total
Cost
Balance, December 31, 2023	$1,812.2	$3,077.6	$2,806.8	$1,301.9	$148.7	$852.9	$562.2	$10,562.3
Additions	111.0	312.8	376.3	235.6	183.9	84.4	164.3	1,468.3
Acquisitions via business combinations	47.3	270.2	18.4	30.9	—	6.3	0.4	373.5
Adjustments for prior year acquisitions	(3.1)	6.4	(4.5)	(14.6)	(3.5)	(0.3)	2.6	(17.0)
Adjustments for asset retirement obligations	—	(89.2)	—	—	—	—	—	(89.2)
Disposals	(23.3)	(6.8)	(274.6)	(65.5)	(3.3)	(68.8)	(24.5)	(466.8)
Transfers	56.0	(4.4)	20.6	48.2	(120.3)	0.2	(0.3)	—
Changes in foreign exchange	95.8	269.0	152.3	64.6	2.7	65.4	16.4	666.2
Balance, December 31, 2024	2,095.9	3,835.6	3,095.3	1,601.1	208.2	940.1	721.1	12,497.3

Balance, December 31, 2024	2,095.9	3,835.6	3,095.3	1,601.1	208.2	940.1	721.1	12,497.3
Additions	104.2	133.4	402.9	55.0	541.5	122.0	253.2	1,612.2
Acquisitions via business combinations	25.6	47.5	106.6	24.4	—	56.0	4.5	264.6
Adjustments for prior year acquisitions	4.5	(6.8)	(9.0)	13.1	—	0.8	—	2.6
Adjustments for asset retirement obligations	—	0.8	—	—	—	—	—	0.8
Disposals	(510.3)	(0.2)	(690.2)	(311.3)	(12.7)	(71.9)	(323.7)	(1,920.3)
Transfers	160.9	218.7	16.0	204.7	(588.7)	0.3	(11.9)	—
Changes in foreign exchange	(54.7)	(167.8)	(82.9)	(39.3)	(2.4)	(38.3)	(9.3)	(394.7)
Balance, December 31, 2025	1,826.1	4,061.2	2,838.7	1,547.7	145.9	1,009.0	633.9	12,062.5

Accumulated depreciation
Balance, December 31, 2023	224.2	1,045.3	1,134.0	599.8	—	354.2	224.1	3,581.6
Depreciation	87.7	321.1	286.2	197.5	—	126.5	100.4	1,119.4
Disposals	(7.0)	(1.5)	(174.6)	(61.9)	—	(35.6)	(14.7)	(295.3)
Impairment	—	—	1.0	—	—	0.1	—	1.1
Changes in foreign exchange	12.9	96.8	63.8	29.6	—	31.3	4.4	238.8
Balance, December 31, 2024	317.8	1,461.7	1,310.4	765.0	—	476.5	314.2	4,645.6

Balance, December 31, 2024	317.8	1,461.7	1,310.4	765.0	—	476.5	314.2	4,645.6
Depreciation	74.3	341.6	255.4	169.3	—	121.5	91.0	1,053.1
Disposals	(77.3)	(2.5)	(339.4)	(163.3)	—	(29.7)	(197.3)	(809.5)
Impairment	1.3	—	—	1.4	—	—	—	2.7
Changes in foreign exchange	(8.8)	(67.2)	(35.4)	(19.0)	—	(20.7)	(2.6)	(153.7)
Balance, December 31, 2025	307.3	1,733.6	1,191.0	753.4	—	547.6	205.3	4,738.2

Carrying amounts
At December 31, 2024	$1,778.1	$2,373.9	$1,784.9	$836.1	$208.2	$463.6	$406.9	$7,851.7
At December 31, 2025	$1,518.8	$2,327.6	$1,647.7	$794.3	$145.9	$461.4	$428.6	$7,324.3

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the year ended December 31, 2025, total depreciation of property and equipment, excluding GFL Environmental Services which has been classified as discontinued operations, was $1,053.9 million ($996.9 million for the year ended December 31, 2024), $1,014.9 million of which was included in cost of sales ($966.8 million for the year ended December 31, 2024) and $39.0 million was included in selling, general and administrative expenses ($30.1 million for the year ended December 31, 2024).

Depreciation of property and equipment of $1,053.9 million for the year ended December 31, 2025 ($1,126.7 million for the year ended December 31, 2024) as presented in the statement of cash flows was comprised of depreciation of $1,053.1 million ($1,119.4 million for the year ended December 31, 2024) shown in the table above and depreciation of $0.8 million ($7.3 million for the year ended December 31, 2024) due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

7.    GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

				Trade name,
				definite life
			Customer lists	C of As
		Indefinite life	and municipal	and other	Non-compete
	Goodwill	C of As	contracts	licenses	agreements	Total
Cost
Balance, December 31, 2023	7,890.5	861.0	3,674.1	143.5	520.8	13,089.9
Acquisitions via business combinations	119.8	11.1	60.0	1.3	32.6	224.8
Adjustments for prior year acquisitions	33.0	—	(1.7)	—	(7.5)	23.8
Other	—	—	14.8	—	—	14.8
Disposals	(415.7)	—	(87.7)	—	—	(503.4)
Changes in foreign exchange	438.2	8.6	153.2	11.0	33.5	644.5
Balance, December 31, 2024	8,065.8	880.7	3,812.7	155.8	579.4	13,494.4

Balance, December 31, 2024	8,065.8	880.7	3,812.7	155.8	579.4	13,494.4
Acquisitions via business combinations	386.2	—	250.5	27.0	79.0	742.7
Adjustments for prior year acquisitions	14.4	—	(4.1)	(0.7)	(3.1)	6.5
Other	7.2	—	11.4	5.7	5.0	29.3
Disposals	(1,346.0)	(348.1)	(1,298.2)	(114.0)	(172.5)	(3,278.8)
Changes in foreign exchange	(232.7)	(6.2)	(71.7)	(2.6)	(15.3)	(328.5)
Balance, December 31, 2025	6,894.9	526.4	2,700.6	71.2	472.5	10,665.6

Accumulated amortization
Balance, December 31, 2023	—	—	1,759.5	38.7	344.9	2,143.1
Amortization	—	—	347.5	9.4	84.2	441.1
Disposals	—	—	(86.9)	—	—	(86.9)
Changes in foreign exchange	—	—	71.2	3.5	23.4	98.1
Balance, December 31, 2024	—	—	2,091.3	51.6	452.5	2,595.4

Balance, December 31, 2024	—	—	2,091.3	51.6	452.5	2,595.4
Amortization	—	—	206.3	12.5	43.4	262.2
Disposals	—	—	(610.7)	(46.2)	(136.8)	(793.7)
Changes in foreign exchange	—	—	(39.2)	(0.8)	(10.2)	(50.2)
Balance, December 31, 2025	—	—	1,647.7	17.1	348.9	2,013.7

Carrying amounts
At December 31, 2024	$8,065.8	$880.7	$1,721.4	$104.2	$126.9	$10,899.0
At December 31, 2025	$6,894.9	$526.4	$1,052.9	$54.1	$123.6	$8,651.9

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

All intangible asset amortization expense is included in cost of sales.

In assessing goodwill and indefinite life intangible assets for impairment at December 31, 2025 and 2024, GFL compared the aggregate recoverable amount of the assets included in CGUs to their respective carrying amounts.

For all CGUs, the recoverable amount was determined based on the value in use by discounting estimated future cash flows from a CGU to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Estimated cash flow projections are based on GFL’s one-year budget and five year strategic plan. There was no impairment recorded at the CGU level as at December 31, 2025 and 2024.

The key assumptions used for both periods in determining the recoverable amount for each CGU are as follows:

●	Revenue growth rates – Growth rate of 5.50% was used for the periods covered in the financial projections and is based on historical results and expectations for the forecasted periods (5.00% for the year ended December 31, 2024).
●	Pre-tax discount rates – The pre-tax discount rate calculation is based on the specific circumstances of the CGU and range from 8.12% to 8.85% (7.69% to 8.39% for the year ended December 31, 2024).
●	Terminal growth value – The cash flows beyond the initial period are extrapolated using a growth rate of 1.60%. Rates are based on market and industry trends researched and identified by management (2.30% for the year ended December 31, 2024).
●	Capital expenditures – The cash flow forecasts for capital expenditures are based on past experience and include the ongoing capital expenditures required to maintain the business.

In all CGUs, reasonably possible changes to key assumptions would not cause the recoverable amount of each CGU to fall below the carrying value.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table presents GFL’s accounts payable and accrued liabilities for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Accounts payable	$850.8	$812.3
Accrued liabilities	478.0	535.0
Accrued interest	107.3	140.3
Accrued payroll and benefits	154.4	161.0
Deferred revenue	297.8	231.6
	$1,888.3	$1,880.2

(1)Comparative figures have not been re-presented.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

9.    LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$1,050.4	$952.2
Acquisitions via business combinations	14.9	16.5
Adjustment related to prior year acquisitions	0.4	—
Disposals	—	(1.2)
Provisions	141.8	90.4
Adjustment for discount and inflation rates	0.8	(89.2)
Accretion	53.9	41.5
Expenditures	(45.4)	(37.0)
Changes in foreign exchange	(46.3)	77.2
Balance, end of year	1,170.5	1,050.4
Less: Current portion of landfill closure and post-closure obligations	(44.0)	(51.7)
Non-current portion of landfill closure and post-closure obligations	$1,126.5	$998.7

The present value of GFL’s future landfill closure and post-closure obligations has been estimated by management based on GFL’s cost, in today’s dollars, to settle closure and post-closure obligations at its landfills, projected timing of these expenditures and the application of discount and inflation rates. GFL used a risk-free discount rate of 3.85% in Canada and 4.84% in the United States as at December 31, 2025 (3.33% in Canada and 4.78% in the United States as at December 31, 2024) and an inflation rate of 2.68% in Canada and 3.18% in the United States (2.60% in Canada and 2.96% in the United States as at December 31, 2024) to calculate the present value of the landfill closure and post-closure obligations. Obligations acquired through business combinations are initially valued at fair value using a credit-adjusted, risk-free discount rate. Reducing the discount rate to the risk-free rate resulted in a one-time increase to the liability of $0.8 million included in the Provisions line item in the table above for the year ended December 31, 2025 ($7.3 million for the year ended December 31, 2024).

The landfill closure and post-closure obligations mature as follows:

Less than 1 year	$44.0
Between 1-2 years	131.6
Between 2-5 years	243.4
Over 5 years	751.5
$1,170.5

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at December 31, 2025, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $35.3 million ($28.7 million as at December 31, 2024).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.    LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Revolving credit facility	$750.6	$188.0
Term Loan B Facility	—	1,040.6
Notes(2)
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	—	1,079.2
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	—	719.4
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	1,028.0	1,079.2
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(6)	1,370.6	1,438.9
4.000% USD senior notes (“4.000% 2028 Notes”)(7)	1,028.0	1,079.2
4.750% USD senior notes (“4.750% 2029 Notes”)(8)	1,028.0	1,079.2
4.375% USD senior notes (“4.375% 2029 Notes”)(9)	753.8	791.4
6.625% USD senior notes (“6.625% 2032 Notes”)(10)	685.3	719.4
4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”)(11)	287.8	302.2
Other	494.6	503.0
Subtotal	7,426.7	10,019.7
Discount	(5.1)	(7.5)
Derivative liability	55.6	70.2
Deferred finance costs	(54.6)	(82.9)
Total long-term debt	7,422.6	9,999.5
Less: Current portion of long-term debt	—	(1,146.5)
Non-current portion of long-term debt	$7,422.6	$8,853.0

Total long-term debt	7,422.6	9,999.5
Less: Derivative asset	(21.0)	(114.7)
Total long-term debt, net of derivative asset	$7,401.6	$9,884.8
(1)	Comparative figures have not been re-presented.
(2)	Refer to Note 19 for additional information on the hedging arrangements related to the Notes.
(3)	Prior to their redemption on March 14, 2025, the 3.750% 2025 Secured Notes bore interest semi-annually which commenced on February 1, 2021.
(4)	Prior to their redemption on March 14, 2025, the 5.125% 2026 Secured Notes bore interest semi-annually which commenced on December 15, 2019.
(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(6)

The 6.750% 2031 Secured Notes bear interest semi-annually which commenced on January 15, 2024 with principal maturing on January 15, 2031. Collateral securing the 6.750% 2031 Secured Notes has been released pursuant to the terms of the indenture governing such notes. As a result, the notes are no longer secured.

(7)

The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.

(8)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(9)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.
(10)	The 6.625% 2032 Notes bear interest semi-annually which commenced on October 1, 2024 with principal maturing on April 1, 2032.
(11)	The 4.375% Bonds bear interest semi-annually which commenced on May 15, 2025 with an initial mandatory tender date of October 1, 2031.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Notes

On March 14, 2025, GFL repaid the entire US$750.0 million and US$500.0 million outstanding aggregate principal amounts, related fees, premiums and accrued interest on the 3.750% 2025 Secured Notes and 5.125% 2026 Secured Notes, respectively. GFL also terminated the cross-currency interest rate swap on the 5.125% 2026 Secured Notes. A loss on termination of hedged arrangements of $30.5 million and write off of deferred finance costs of $3.0 million were recognized in interest and other finance costs.

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through April 29, 2025 (the “Revolving Credit Agreement”), GFL has access to a $2,000.0 million revolving credit facility (available in Canadian and US dollars), a $25.0 million revolving credit facility (available in US dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/Prime plus 0.125% to 0.750%. As of December 31, 2025, the applicable effective CORRA/SOFR borrowing rate was between 4.080% to 5.252%, depending on whether borrowings are drawn in Canadian or US dollars. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at December 31, 2025 and December 31, 2024, GFL was in compliance with these covenants.

On March 4, 2025, GFL repaid the entire outstanding aggregate principal amount, related fees and accrued interest on its term loan B facility (the “Term Loan B Facility”) which had a maturity date of July 3, 2031 and a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.000% or US prime plus 1.000%. The Term Loan B Facility was secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries. A write off of deferred finance costs of $15.9 million was recognized in interest and other finance costs.

Tax-exempt bonds

Industrial revenue bonds are tax-exempt municipal debt securities issued by a government agency on our behalf and sold only to qualified institutional buyers. On October 8, 2024, GFL participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds issued by Florida Development Finance Corporation. The bonds bear interest at 4.375% payable semi-annually which commenced on May 15, 2025 and have an initial mandatory tender date of October 1, 2031. The bonds are unsecured and guaranteed jointly and severally, fully and unconditionally by GFL and certain of its subsidiaries.

Other

Certain of GFL’s non-wholly owned subsidiaries have stand alone credit facilities included in other in long-term debt. The details of those facilities are as follows: (a) US$50.0 million in aggregate principal amount of promissory notes which was repaid on September 30, 2025 (US$50.0 million as at December 31, 2024); (b) a term loan of US$127.0 million (of which US$127.0 million was drawn as at December 31, 2025 and US$5.9 million was drawn as at December 31, 2024) and a US$30.0 million revolving credit facility (of which $nil was drawn as at December 31, 2025 and December 31, 2024) that mature on September 21, 2030 and have a borrowing rate of base or SOFR rate plus 1.500% to 4.000%; and (c) a term loan of US$170.0 million (of which US$163.6 million was drawn as at December 31, 2025 and US$168.9 million was drawn as at December 31, 2024) and a US$100.0 million revolving credit facility (of which US$70.0 million was drawn as at December 31, 2025 and US$78.8 million was drawn as at December 31, 2024) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.000% and 3.250%.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Changes in long-term debt arising from financing activities

The following table presents GFL’s opening balances of long-term debt reconciled to closing balances:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$9,999.5	$8,836.9
Cash flows
Issuance of long-term debt	2,633.2	3,287.7
Repayment of long-term debt	(4,818.9)	(2,906.3)
Payment of financing costs	(5.9)	(25.1)
Proceeds from termination of hedged arrangements	28.0	—
Payment for termination of hedged arrangements	(2.2)	(7.5)
Non-cash changes
Accrued interest and other non-cash changes	24.0	24.1
Revaluation of foreign exchange	(370.1)	802.9
Fair value movements on hedged arrangements	(65.0)	(13.2)
Balance, end of year	$7,422.6	$9,999.5

Commitments related to long-term debt

The following table presents GFL’s principal future payments on long-term debt:

2026	$—
2027	—
2028	2,376.1
2029	1,781.8
2030	925.1
Thereafter	2,343.7
$7,426.7

11.   INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Interest	$456.2	$563.6
Termination of hedged arrangements	30.5	17.2
Amortization of deferred financing costs	33.6	22.7
Accretion of landfill closure and post-closure obligations	53.9	41.5
Other finance costs	21.0	20.8
Interest and other finance costs	$595.2	$665.8
(1)	Comparative figures have been re-presented, refer to Note 2 and 23.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.  LEASE OBLIGATIONS

GFL leases several assets including buildings, property and equipment.

The following table presents GFL’s future minimum payments under lease obligations for the periods indicated:

	December 31, 2025	December 31, 2024(1)
Lease obligations	$743.0	$757.7
Less: Interest	232.5	211.1
	510.5	546.6
Less: Current portion of lease obligations	59.9	69.4
Non-current portion of lease obligations	$450.6	$477.2

(1)Comparative figures have not been re-presented, refer to Note 2 and 23.

Lease obligations include $169.0 million of secured lease obligations as at December 31, 2025 ($103.5 million as at December 31, 2024).

Interest expense in connection with lease obligations was $36.3 million for the year ended December 31, 2025 ($24.8 million for the year ended December 31, 2024).

The following table presents principal and interest payments on future minimum lease payments under the lease obligations:

2026	$96.5
2027	88.9
2028	68.6
2029	60.2
2030	138.6
Thereafter	290.2
$743.0

13.  INCOME TAXES

The following table presents GFL’s income tax reconciliations for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Income (loss) before income taxes	$226.9	$(1,123.9)
Income tax expense (recovery) at the combined basic federal and provincial tax rate (26.5% in 2025 and 2024)	60.1	(297.8)
Decrease (increase) resulting from:
Permanent differences	23.1	51.0
Investment tax credit	(39.7)	—
Variance between combined Canadian tax rate and the tax rate applicable to U.S. income	1.3	(3.3)
Recognition of previously unrecognized deductible temporary differences	(13.7)	(497.1)
Non-taxable (loss) income	(47.7)	504.7
Changes in estimate related to prior years	—	(11.9)
Other	2.4	28.0
Income tax recovery	$(14.2)	$(226.4)

(1)Comparative figures have been re-presented, refer to Note 2 and 23.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The effective income tax rates differ from the amount that would be computed by applying the combined federal and provincial statutory income tax rates to income (loss) before income taxes.

GFL is subject to the global minimum top-up tax (“GMT”) under Pillar Two tax legislation. For the year ended December 31, 2025, GFL meets the Country-by-Country Reporting Safe Harbor tests in all applicable jurisdictions, and $nil GMT has been recognized in the Annual Financial Statements ($nil for the year ended December 31, 2024). Additionally, no deferred tax liability has been recorded in connection with the GMT, as GFL expects to continue to qualify for safe harbor relief in the foreseeable future, subject to ongoing assessment of financial and tax positions in relevant jurisdictions.

Deferred income taxes

Deferred income taxes represent the net tax effect of non-capital tax losses and temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities.

The following table presents GFL’s deferred income tax assets and liabilities and their changes for the periods indicated:

						Recognized in
			Acquisitions		Recognized	other
	Balance,	Discontinued	via business	Foreign	in net income	comprehensive	Balance,
	December 31, 2024	operations	combinations	exchange	(loss)	income (loss)	December 31, 2025
Deferred income tax assets
Non-capital loss and interest carry forwards	$128.5	$(30.0)	$—	$(2.3)	$59.7	$—	$155.9
Landfill closures and post-closure obligations	293.0	—	3.8	(12.0)	7.8	—	292.6
Accrued liabilities	26.1	—	—	(1.5)	28.9	—	53.5
Cash flow hedges	23.2	—	—	—	(19.1)	0.5	4.6
Leases	113.5	(14.4)	1.2	(2.0)	(9.3)	—	89.0
Other	145.9	(6.3)	3.5	8.4	(90.6)	(4.6)	56.3
	$730.2	$(50.7)	$8.5	$(9.4)	$(22.6)	$(4.1)	$651.9

Deferred income tax liabilities
Property and equipment	$892.0	$(89.8)	$0.8	$(29.5)	$4.8	$—	$778.3
Intangible assets	485.2	(160.0)	22.6	(9.1)	(14.9)	—	323.8
Investment in associates and joint ventures	(466.0)	746.7	—	(1.0)	28.7	—	308.4
Other	74.2	(1.1)	0.8	(0.1)	(54.7)	—	19.1
	$985.4	$495.8	$24.2	$(39.7)	$(36.1)	$—	$1,429.6

Acquisitions via business combinations includes $0.5 million of measurement period adjustments to adjust previously reported purchase price allocations completed during prior years.

As at December 31, 2025, GFL had income tax losses of approximately $322.3 million ($362.0 million as at December 31, 2024) available to carry forward to reduce future years’ taxable income. If not utilized, these losses will begin to expire in 2031 and fully expire in 2045.

In addition, one of GFL’s US subsidiaries has income tax losses of $121.1 million, which are in a separate tax return and cannot be used by any other US subsidiaries.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL’s basis for recording deferred income tax assets is the availability of deferred income tax liabilities, which in certain taxable jurisdictions will offset these deferred income tax assets in the future. In other taxable jurisdictions, the basis for recording deferred income tax assets is forecasted taxable income for that jurisdiction, which GFL considers probable to occur.

					Recognized in
		Acquisitions			other
	Balance,	via business	Foreign	Recognized	comprehensive	Balance,
	December 31, 2023	combinations	exchange	in net loss	loss	December 31, 2024
Deferred income tax assets
Non-capital loss and interest carry forwards	$456.3	$—	$14.9	$(342.7)	$—	$128.5
Landfill closures and post-closure obligations	214.7	4.0	17.6	56.7	—	293.0
Investment in associates and joint ventures	—	—	—	466.0	—	466.0
Accrued liabilities	49.5	—	0.4	(23.8)	—	26.1
Cash flow hedges	5.6	—	—	—	17.6	23.2
Leases	66.5	0.8	—	46.2	—	113.5
Other	49.8	2.1	14.6	79.5	(0.1)	145.9
	$842.4	$6.9	$47.5	$281.9	$17.5	$1,196.2
Deferred income tax liabilities
Property and equipment	$847.7	$—	$80.8	$(36.5)	$—	$892.0
Intangible assets	536.0	1.7	8.5	(61.0)	—	485.2
Other	(72.1)	—	(0.5)	146.9	(0.1)	74.2
	$1,311.6	$1.7	$88.8	$49.4	$(0.1)	$1,451.4

14.  INCOME (LOSS) PER SHARE

The following table presents GFL’s income (loss) per share for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Net income (loss) attributable to GFL Environmental Inc.	$3,834.1	$(722.7)

Less:
Net income from discontinued operations	3,572.3	159.8
Amounts attributable to preferred shareholders	50.4	80.3
Adjusted net income (loss) from continuing operations	211.4	(962.8)
Effect of dilutive instruments	—	—
Adjusted net income (loss) from continuing operations for diluted income (loss) per share	$211.4	$(962.8)

Weighted average number of shares outstanding	369,560,643	380,841,299
Effect of dilutive instruments	9,128,576	—
Diluted weighted average number of shares outstanding	378,689,219	380,841,299

Basic income (loss) per share
Continuing operations	$0.57	$(2.53)
Discontinued operations	9.67	0.42
Total operations	$10.24	$(2.11)

Diluted income (loss) per share
Continuing operations	$0.56	$(2.53)
Discontinued operations	9.43	0.42
Total operations	$9.99	$(2.11)

(1)Comparative figures have been re-presented, refer to Note 2 and 23.

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs, PSUs and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.  REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Residential	$1,498.3	$1,455.0
Commercial/industrial	3,006.4	2,842.9
Total collection	4,504.7	4,297.9
Landfill	1,190.2	1,088.8
Transfer	926.7	834.1
Material recovery	503.8	439.5
Other	363.4	323.1
Gross revenue	7,488.8	6,983.4
Intercompany revenue	(872.9)	(844.6)
Revenue	$6,615.9	$6,138.8
(1)	Comparative figures have been re-presented, refer to Note 2 and 23.

16.  OPERATING SEGMENTS

GFL’s main lines of business are the transporting, managing, and recycling of solid waste. GFL’s operating segments are based on geography between Canada and the U.S., each of which includes hauling, landfill, transfer and MRFs. Inter-segment transfers are made at market prices.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and adjusted EBITDA. GFL’s CODM is the Chief Executive Officer.

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Year ended December 31, 2025
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue	EBITDA
Canada	$2,410.1	$(247.5)	$2,162.6	$689.6
USA	5,078.7	(625.4)	4,453.3	1,557.4
Solid Waste	7,488.8	(872.9)	6,615.9	2,247.0
Corporate	—	—	—	(262.0)
	$7,488.8	$(872.9)	$6,615.9	$1,985.0

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Year ended December 31, 2024(1)
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue	EBITDA
Canada	$2,215.7	$(275.3)	$1,940.4	$578.6
USA	4,767.7	(569.3)	4,198.4	1,441.7
Solid Waste	6,983.4	(844.6)	6,138.8	2,020.3
Corporate	—	—	—	(260.7)
	$6,983.4	$(844.6)	$6,138.8	$1,759.6
(1)	Comparative figures have been re-presented, refer to Note 2 and 23.

The following table presents GFL’s reconciliation of net income (loss) from continuing operations to Adjusted EBITDA for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Net income (loss) from continuing operations	$241.1	$(897.5)
Add:
Depreciation of property and equipment	1,053.9	996.9
Amortization of intangible assets	262.2	286.7
Interest and other finance costs	595.2	665.8
Income tax recovery	(14.2)	(226.4)
(Gain) loss on foreign exchange	(256.9)	291.2
Gain on sale of property and equipment	(91.1)	(2.7)
Change in value on Call Option	60.0	—
Share of net loss of investments accounted for using the equity method(2)	56.5	16.9
Share-based payments	150.2	97.5
Loss on divestitures	8.6	481.8
Transaction costs	56.1	46.1
Acquisition, rebranding and other integration costs	13.4	6.2
Founder/CEO remuneration(3)	31.8	26.8
Other(4)	(181.8)	(29.7)
Adjusted EBITDA	$1,985.0	$1,759.6
(1)	Comparative figures have been re-presented, refer to Note 2 and 23.
(2)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(3)	Consists of cash payment to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.
(4)	The year ended December 31, 2025 includes $186.7 million gain on dilution of equity investment in GIP and $6.5 million gain on dilution of equity investment in GES. Refer to Note 3.

Geographical information

Revenue from external customers and non-current assets can be analyzed according to the following geographic areas:

	Revenue		Non-current assets
	Year ended	Year ended
	December 31, 2025	December 31, 2024(1)	December 31, 2025	December 31, 2024(2)
Canada	$2,162.6	$1,940.4	$5,106.6	$6,505.4
USA	4,453.3	4,198.4	13,024.4	13,006.4
	$6,615.9	$6,138.8	$18,131.0	$19,511.8

(1)Comparative figures have been re-presented, refer to Note 2 and 23.

(2) Comparative figures have not been re-presented, refer to Note 2 and 23.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	December 31, 2025	December 31, 2024(1)
Canada	$1,942.0	$2,097.9
USA	5,479.3	5,738.5
Solid Waste	7,421.3	7,836.4
Environmental Services	—	1,110.1
	$7,421.3	$8,946.5
(1)	Comparative figures have not been re-presented, refer to Note 2 and 23.

17.  SHAREHOLDERS’ CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares (“MVS”), (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Subordinate and multiple voting shares

The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. All multiple voting shares are owned by entities beneficially owned and/or controlled by Patrick Dovigi, his family members and discretionary trusts settled by his family members.

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

Preferred shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

As at December 31, 2025, (a) the Series A Preferred Shares are convertible into 5,847,311 subordinate voting shares, at a conversion price of US$25.16, representing 1.6% of the issued and outstanding subordinate voting shares and 1.2% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 8,700,482 subordinate voting shares, at a conversion price of US$43.86, representing 2.4% of the issued and outstanding subordinate voting shares and 1.8% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate	Multiple voting	Preferred
	voting shares	shares	shares	Total
Balance, December 31, 2024	381,570,455	11,812,964	18,598,592	411,982,011
Converted from share options	129,686	—	—	129,686
Converted from RSUs	1,741,736	—	—	1,741,736
Converted from preferred shares into subordinate voting shares	6,409,887	—	(5,534,865)	875,022
Repurchased and cancelled	(43,741,452)	—	—	(43,741,452)
Balance, December 31, 2025	346,110,312	11,812,964	13,063,727	370,987,003

Normal course issuer bid and other share repurchases

On February 27, 2025, the Toronto Stock Exchange accepted GFL’s notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2025 and ending March 2, 2026. Under the NCIB, a maximum of 28,046,256 subordinate voting shares were available to be repurchased by GFL. During the year ended December 31, 2025, GFL repurchased 18,360,127 subordinate voting shares under the NCIB (nil subordinate voting shares during the year ended December 31, 2024).

During the year ended December 31, 2025, GFL purchased for cancellation 17,050,298 subordinate voting shares from funds managed by BC Partners and 8,331,027 subordinate voting shares under secondary offering transactions.

All subordinate voting shares repurchased by GFL under the NCIB or otherwise have been cancelled.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, RSUs, DSUs and PSUs

The Board of Directors adopted the LTIP which allows GFL to grant long-term equity-based incentives, including options, PSUs and RSUs, to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. The director deferred share unit plan (the “DSU Plan”) was adopted by the Board of Directors to provide non-employee directors the opportunity to receive a portion of their compensation in the form of DSUs. Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement in any one-year period is 10% of the total issued and outstanding subordinate voting shares and multiple voting shares in the capital which as at December 31, 2025, would equate to 35,792,328 subordinate voting shares in the capital of GFL.

Share options

The number of share options held by certain executives with their average exercise price per option are summarized below:

		Weighted average
	Options	exercise price (US$)
Share options outstanding, December 31, 2024	22,533,042	$32.98
Exercised	(245,540)	22.80
Share options outstanding, December 31, 2025	22,287,502	$33.09
Vested share options, December 31, 2025	16,799,502	$32.81

For the year ended December 31, 2025, there were no share options cancelled, expired or forfeited.

For the year ended December 31, 2025, the total compensation expense related to share options amounted to $4.3 million ($12.2 million for the year ended December 31, 2024).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

		Grant date fair value		Grant date fair value
	RSUs	(US$)	DSUs	(US$)
Outstanding, December 31, 2024	1,900,639	$34.75	121,346	$31.79
Granted	2,397,290	44.48	24,209	47.09
Settled	(1,739,834)	38.41	—	—
Forfeited	(132,305)	36.10	—	—
Outstanding, December 31, 2025	2,425,790	$41.67	145,555	$34.33
Expected to vest, December 31, 2025	2,210,329	$42.33	145,555	$34.33

For the year ended December 31, 2025, there were no RSUs or DSUs cancelled.

For the year ended December 31, 2025, the total compensation expense related to RSUs amounted to $121.9 million ($83.7 million for the year ended December 31, 2024).

For the year ended December 31, 2025, the total compensation expense related to DSUs amounted to $1.6 million ($1.6 million for the year ended December 31, 2024).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the year ended December 31, 2025, 862,576 PSUs were granted to named executive officers. The PSU payouts are dependent on improvement of established return on invested capital and compounded annual growth rate of free cash flow per share. PSU payouts are also subject to an adjustment based on total shareholder return of GFL relative to the S&P Canada LargeMidCap Growth Index. Subject to achievement of these objectives, PSUs will vest and become payable in GFL’s subordinate voting shares at the end of the performance period. The number of subordinate voting shares awarded can range from 0% to 225% of the targeted amount, depending on the performance against the established targets.

The following table presents GFL’s summary of the PSUs for the periods indicated:

		Grant date fair
	PSUs	value (US$)
Outstanding, December 31, 2024	—	$—
Granted	862,576	42.96
Outstanding, December 31, 2025	862,576	$42.96
Expected to vest, December 31, 2025	862,576	$42.96

For the year ended December 31, 2025, the total compensation expense related to PSUs amounted to $22.4 million ($nil for the year ended December 31, 2024).

18.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Year ended December 31,
	2025	2024
Effects of changes in
Accounts payable and accrued liabilities	$(75.5)	$134.4
Trade and other receivables, net	49.2	(109.2)
Prepaid expenses and other assets	(31.5)	(43.1)
Changes in non-cash working capital items	(57.8)	(17.9)
Changes in non-cash working capital items for discontinued operations	0.7	(11.5)
Changes in non-cash working capital items for continuing operations	$(58.5)	$(6.4)

19.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and 4.375% Bonds. The fair value hierarchy for these instruments are as follows for the periods indicated:

	December 31, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,892.0	$5,945.9	$—	$5,945.9	$—
4.375% Bonds	287.8	291.2	—	291.2	—

	December 31, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,983.4	$7,828.2	$—	$7,828.2	$—
4.375% Bonds	302.2	301.9	—	301.9	—

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

Financial risk management objectives

As a result of holding and issuing financial instruments, GFL is exposed to liquidity, credit and market risks. The following provides a description of these risks and how GFL manages these exposures.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. GFL’s principal financial assets that expose it to credit risk are accounts receivable.

GFL uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. GFL considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that accounts receivable that meet either of the following criteria are generally not recoverable:

●	the customer is insolvent; or
●	GFL’s relationship with the customer has been severed; and/or
●	the customer’s receivable has aged beyond a reasonable period.

GFL provides credit to its customers in the normal course of its operations. The amounts disclosed in the statement of financial position represent the maximum credit risk and are net of allowance for doubtful accounts, based on management’s estimates taking into account GFL’s prior experience and its assessment of the current economic environment.

The following is a breakdown of the trade receivables aging. It does not include holdbacks or unbilled revenue as they are made up of amounts to be received at the end of specific long term contracts.

	December 31, 2025	December 31, 2024
0-60 days	$663.6	$846.8
61-90 days	49.1	111.3
91+ days	61.2	136.4
	$773.9	$1,094.5

In determining the recoverability of trade and other receivables, GFL considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Liquidity risk

GFL monitors and manages its liquidity to ensure that it has access to sufficient funds to meet its liabilities when due. Management of GFL believes that future cash flows from operations and the availability of credit under existing bank arrangements is adequate to support GFL’s financial liquidity needs for its ongoing operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has financial liabilities with varying contractual maturity dates. With the exception of long-term debt and lease obligations, all of GFL’s significant financial liabilities mature in less than one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial liability will fluctuate because of changes in market interest rates. GFL enters into both fixed and floating rate debt and also leases certain assets with fixed rates.

GFL’s risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to GFL. The ratio of fixed to floating rate obligations outstanding is designed to maintain flexibility in GFL’s capital structure to adjust to prevailing market conditions. GFL also manages interest rate risk through hedging instruments, as discussed further below as part of foreign currency risk.

At December 31, 2025, GFL had a ratio of fixed to floating rate obligations of approximately 83.2% fixed and 16.8% floating (83.2% fixed and 16.8% floating as at December 31, 2024).

A 1% change in the interest rate on floating rate obligations would have resulted in a change in the interest expense for the year ended December 31, 2025 of approximately $12.5 million based on the balances outstanding as at December 31, 2025 (approximately $16.6 million for the year ended December 31, 2024).

Foreign currency risk

GFL is exposed to foreign currency risk relating to its operating and financing activities and partially mitigates such risk using certain cross-currency interest rate swaps. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and income for year ended December 31, 2025, by approximately $32.4 million and $10.6 million, respectively ($34.5 million and $10.8 million respectively, for the year ended December 31, 2024).

GFL’s swapped instruments included the following:

	Notional			Fixed Foreign
	Amount	Fixed/Variable	Fixed/Variable Interest	Exchange
Underlying Items	($US)	Interest Rate Paid	Rate Received	Rate Paid	Effective Date	Expiration
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	348.0	8.500%	8.828%	1.2026	June 8, 2021	May 1, 2027
4.000% 2028 Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028
6.625% 2032 Notes	500.0	6.101%	6.625%	1.3652	June 17, 2024	April 1, 2032

The effective cross-currency swaps eliminate the impact of changes in the value of the U.S. dollar between the date of issuance of the Notes and their respective maturity dates.

The cross-currency interest rate swap associated with the 8.500% 2027 Notes continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure.

These cross-currency swaps have been designated at inception and accounted for as cash flow hedges. A gain, net of tax, in the fair value of derivatives designated as cash flow hedges in the amount of $36.0 million has been recorded in other comprehensive loss for the year ended December 31, 2025 ($44.8 million loss, net of tax for the year ended December 31, 2024).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Commodity risk

GFL markets a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. GFL owns and operates recycling operations and sells other collected recyclable materials to third parties for processing before resale. To reduce GFL’s exposure to commodity price risk with respect to recycled materials, it has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a change in recycled commodity prices, a 10% change in average recycled commodity prices from the average prices that were in effect would have had a $12.5 million and $17.9 million impact on revenues for the year ended December 31, 2025 and December 31, 2024, respectively.

Capital management

GFL defines capital that it manages as the aggregate of its shareholders’ equity and long-term debt net of cash.

GFL makes adjustments to its capital based on the funds available to GFL in order to support the ongoing operations of the business and in order to ensure that the entities in GFL will be able to continue as going concerns, while maximizing the return to stakeholders through the optimization of the debt and equity balances.

GFL manages its capital structure, and makes adjustments to it in light of changes in economic conditions. In order to maintain or modify the capital structure, GFL may arrange new debt with existing or new lenders, or obtain additional financing through other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of GFL, is reasonable. There were no changes in GFL’s approach to capital management during the years ended December 31, 2025 and December 31, 2024.

20.  COMMITMENTS

Letters of credit

On September 5, 2025, GFL established a $200.0 million unsecured demand letter of credit and demand guarantee facility with the Bank of Montreal (“EDC Guaranteed LC Facility”) pursuant to which the Company has access to letters of credit that are 100% guaranteed by Export Development Canada. As of December 31, 2025, the Company had $140.2 million in outstanding letters of credit under the EDC Guaranteed LC Facility.

As at December 31, 2025, GFL had letters of credit totaling approximately $415.4 million outstanding ($276.7 million as at December 31, 2024), which are not recognized in the Annual Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility. Interest expense in connection with these letters of credit was $6.7 million for the year ended December 31, 2025 ($5.1 million for the year ended December 31, 2024).

Performance bonds

As at December 31, 2025, GFL had issued performance bonds totaling $1,936.4 million ($1,951.9 million as at December 31, 2024).

21.  RELATED PARTY TRANSACTIONS

After the final payment of the semi-annual instalment of $2.9 million on March 5, 2025, the remaining principal outstanding on the note payable to Omega Jo Inc. (an entity controlled by Patrick Dovigi) was $nil as at December 31, 2025 ($2.9 million as at December 31, 2024).

In connection with Patrick Dovigi’s relocation to the United States, GFL agreed to satisfy any tax obligations arising from the relocation. In 2025, GFL paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other assets.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

From time to time, GFL has entered into leases with entities controlled by affiliates of Patrick Dovigi, as well as entities controlled by another director of GFL (the “Related Parties”). As at December 31, 2025, GFL leases six properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2025, GFL paid $14.3 million ($8.1 million for the year ended December 31, 2024) in aggregate lease payments to the Related Parties.

For the year ended December 31, 2025, GFL entered into transactions with GIP which resulted in revenue of $5.9 million ($34.9 million for the year ended December 31, 2024) and net payables of $0.5 million as at December 31, 2025 (net receivables of $8.6 million as at December 31, 2024).

For the year ended December 31, 2025, GFL entered into transactions with GES which resulted in revenue of $29.1 million, deferred revenue of $62.6 million and net payables of $43.7 million as at December 31, 2025. Prior to the divestiture of GES effective on March 1, 2025, GES was consolidated within GFL and not a separate related party, as a result, no comparative information is applicable.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share-based payments. During the year ended December 31, 2025 total salaries, short-term benefits and share-based payments to key management personnel was $220.7 million ($75.2 million for the year ended December 31, 2024).

22.  EXPENSES BY NATURE

The following table presents GFL’s expenses by nature for the periods indicated, excluding the results of GFL Environmental Services which has been classified as discontinued operations:

	Year ended December 31,
	2025	2024(1)
Employee benefits	$1,967.9	$1,884.7
Transfer and disposal costs	1,171.5	1,068.4
Interest and other finance costs	595.2	665.8
Depreciation of property and equipment	1,053.9	996.9
Amortization of intangible assets	262.2	286.7
Other expenses	781.0	741.7
Transaction costs	56.1	46.1
Founder/CEO Remuneration	31.8	26.8
Acquisition, rebranding and other integration costs	13.4	6.2
Maintenance and repairs	463.2	446.1
Fuel costs	264.8	273.4
(Gain) loss on foreign exchange	(256.9)	291.2
Share-based payments	150.2	97.5
Gain on sale of property and equipment	(91.1)	(2.7)
Loss on divestitures	8.6	481.8
Change in value on Call Option	60.0	—
Other	(181.8)	(29.7)
Total expenses by nature	$6,350.0	$7,280.9
(1)	Comparative figures have been re-presented, refer to Note 2 and 23.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

23.  DISCONTINUED OPERATIONS

The results of GFL Environmental Services are presented as a single amount on the statement of operations and comprehensive income (loss). The post-tax results of the discontinued operations for the periods indicated are as follows:

	Year ended December 31,
	2025	2024
Revenue	$237.0	$1,723.2
Expenses	202.0	1,544.1
Income before income taxes	35.0	179.1
Income tax expense	3.0	19.3
Net income	32.0	159.8
Gain on disposal	4,358.7	—
Income tax on gain on disposal	818.4	—
Net income from discontinued operations	3,572.3	159.8
Reclassification to net income of foreign currency translation adjustment on divestiture	(176.5)	—
Total comprehensive income from discontinued operations	$3,395.8	$159.8

Cash flow information for GFL Environmental Services is as follows:

	Year ended December 31,
	2025	2024
Operating cash flows from discontinued operations	$39.7	$471.1
Investing cash flows used in discontinued operations	(18.0)	(143.3)
Financing cash flows used in discontinued operations	(10.3)	(343.1)
Changes due to foreign exchange revaluation of cash	0.2	(0.6)
Increase (decrease) in cash from discontinued operations	$11.6	$(15.9)

GFL received proceeds of $5,929.6 million, net of transaction costs, upon the completion of the divestiture of GFL Environmental Services. GFL subsequently paid $165.5 million in transaction costs during the year ended December 31, 2025.

24.  SUBSEQUENT EVENTS

On January 13, 2026, GFL issued US$1,000.0 million in aggregate principal amount of 5.500% USD senior notes due 2034.